Pricing Term Sheet, dated as of May 21, 2008	Filed pursuant to Rule 433 Registration File No. 333-151000 Supplementing the Preliminary Prospectus Supplements dated May 19, 2008 and the Prospectus dated May 19, 2008

EnerSys

Concurrent Offerings of

3,400,000 Shares of Common Stock, par value $0.01 per share

(the “Common Stock Offering”)

and

$150,000,000 aggregate original principal amount of

3.375% Convertible Senior Notes due 2038

(the “Convertible Senior Notes Offering”)

This pricing supplement relates only to the concurrent offerings of common stock and 3.375% Convertible Senior Notes due 2038 and should be read together with (1) the preliminary prospectus supplement, dated May 19, 2008, relating to the Common Stock Offering, including the documents incorporated therein by reference, (2) the preliminary prospectus supplement, dated May 19, 2008, relating to the Convertible Senior Notes Offering, including the documents incorporated therein by reference, and (3) the related base prospectus, dated May 19, 2008, each filed pursuant to Rule 424(b) under the Securities Act, Registration Statement No. 333-151000.

Issuer:	EnerSys, a Delaware corporation

Common stock symbol:	NYSE: “ENS”

Common Stock Offering

Title of Securities:	Common stock, par value $0.01 per share, of the Issuer

Shares Offered and Sold:	3,400,000 (3,740,000 if the underwriters exercise in full their option to purchase additional shares) offered and sold by certain stockholders

Public Offering Price per Share:	$29.00

Convertible Senior Notes Offering

Notes:	3.375% Convertible Senior Notes due 2038

Aggregate Original Principal Amount Offered:	$150,000,000

Over-allotment Option:	$22,500,000

Maturity Date:	June 1, 2038

Interest; Accretion:	3.375% per annum, accruing from the Settlement Date (as defined below) through June 1, 2015; principal accretion at 3.375% per annum thereafter

Interest Payment Dates:	June 1 and December 1 of each year, beginning on December 1, 2008 and ending on June 1, 2015

Contingent Interest:	Beginning with the six-month interest period commencing on June 1, 2015,

if the trading price of the Notes for each of the five trading days ending on, and including, the second trading day immediately preceding the first day of the applicable six-month interest period equals or exceeds 130% of the accreted principal amount of the Notes, the Issuer will pay contingent interest equal to 0.40% of the average trading price of $1,000 original principal amount of the Notes during such five trading day period.

Initial Price to Public:	100.0% of the principal amount of the Notes

Net Proceeds, before Expenses, to Issuer after Underwriting Discount:	97.5%

Conversion Premium:	Approximately 40% above the Public Offering Price Per Share in the Common Stock Offering

Conversion Price:	Approximately $40.60 per share of Issuer’s common stock, subject to adjustment

Conversion Rate:	24.6305 shares of Issuer’s common stock per $1,000 in original principal amount of Notes, subject to adjustment

Last Reported Sale Price per Share of the Common Stock on the New York Stock Exchange as of May 21, 2008:	$30.19

Optional Redemption:	Beginning on June 6, 2015, the Issuer may redeem any or all of the outstanding Notes (except for any Notes that the Issuer is required to repurchase as described below opposite the captions “Optional Put by the Holders” and “Fundamental Change Repurchase Right”), for cash at a redemption price equal to 100% of the accreted principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any.

Optional Put by the Holders:	Holders may require the Issuer to repurchase all or part of their Notes on June 1, 2015, June 1, 2018, June 1, 2023, June 1, 2028 and June 1, 2033, provided such holder has properly delivered and not withdrawn a written repurchase notice with respect to such Notes, at a repurchase price equal to 100% of the accreted principal amount of the Notes being repurchased, plus accrued and unpaid interest, if any.

Fundamental Change Repurchase Right:	If a “fundamental change” occurs at any time, each holder of Notes will have the right, at its option, to require the Issuer to repurchase in cash all of such holder’s Notes, or any portion of the original principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, on a date (the “fundamental change repurchase date”) of the Issuer’s choosing that is not less than 15 nor more than 35 days after the date of the “fundamental change repurchase right notice,” at a repurchase price equal to 100% of the accreted principal amount of the Notes to be repurchased plus accrued and unpaid interest to, but not including, the fundamental change repurchase date.

Use of Proceeds:	The Issuer estimates that the net proceeds from this offering, after deducting estimated fees and expenses and the underwriters’ discounts and commissions, will be approximately $145.8 million (approximately $167.7 million if the underwriters exercise their over-allotment option to purchase additional Notes in full).

The Issuer intends to use the net proceeds of this offering (including any proceeds the Issuer receives if the underwriters exercise their over-allotment option) to pay down outstanding indebtedness under the Issuer’s existing senior secured term loan B, under which $351.4 million in principal amount was outstanding as of May 16, 2008, and which bears interest at a floating rate and matures on March 17, 2011.

Joint Book-Running Managers:	Goldman, Sachs & Co. Banc of America Securities LLC

Co-Managers:	Wachovia Capital Markets, LLC PNC Capital Markets LLC

Pricing Date:	May 21, 2008

Trade Date:	May 22, 2008

Settlement Date:	May 28, 2008

Listing:	None

CUSIP / ISIN:	29275Y AA0 / US29275YAA01

Comparable Yield:	The Issuer has determined that the comparable yield for the Notes is 8.50%, compounded semi-annually.

Adjustment to Conversion Rate Upon a Make-Whole Fundamental Change:	The following table sets forth the adjustments to the conversion rate, expressed as a number of additional shares by which the conversion rate will be increased per $1,000 in original principal amount of the Notes, in connection with a make-whole fundamental change:

	Make-Whole Reference Date
Stock Price	May 28, 2008	June 1, 2009	June 1, 2010	June 1, 2011	June 1, 2012	June 1, 2013	June 1, 2014	June 6, 2015
$29.00	9.8522	9.8522	9.8522	9.8522	9.8522	9.8522	9.8522	9.8522
$30.00	9.2954	8.8911	8.7028	8.7028	8.7028	8.7028	8.7028	8.7028
$31.00	8.8025	8.3891	8.0321	7.7251	7.6275	7.6275	7.6275	7.6275
$32.00	8.3503	7.9298	7.5572	7.2227	6.8920	6.6195	6.6195	6.6195
$34.00	7.5514	7.1223	6.7264	6.3492	5.9516	5.5082	4.9981	4.7812
$36.00	6.8703	6.4382	6.0280	5.6215	5.1768	4.6560	3.9933	3.1472
$40.00	5.7785	5.3524	4.9324	4.4963	4.0012	3.3967	2.5705	0.3695
$45.00	4.7745	4.3686	3.9582	3.5199	3.0145	2.3922	1.5442	0.0000
$50.00	4.0371	3.6578	3.2692	2.8489	2.3642	1.7740	1.0031	0.0000
$60.00	3.0433	2.7201	2.3858	2.0226	1.6102	1.1280	0.5615	0.0000
$75.00	2.1812	1.9301	1.6706	1.3909	1.0822	0.7392	0.3712	0.0000
$90.00	1.6739	1.4762	1.2730	1.0556	0.8201	0.5642	0.2922	0.0000
$120.00	1.1035	0.9736	0.8410	0.7002	0.5489	0.3840	0.2031	0.0000
$150.00	0.7885	0.6973	0.6047	0.5062	0.4000	0.2823	0.1503	0.0000
$200.00	0.4903	0.4347	0.3789	0.3193	0.2546	0.1814	0.0974	0.0000
$250.00	0.3207	0.2844	0.2484	0.2100	0.1686	0.1212	0.0657	0.0000

The exact stock prices and make-whole reference dates may not be set forth in the table above, in which case:

•

If the stock price is between two stock price amounts in the table or the make-whole reference date is between two dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $250.00 per share, subject to adjustment, no additional shares will be added to the conversion rate.

•	If the stock price is less than $29.00 per share, subject to adjustment, no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate exceed 34.4827 shares of common stock per $1,000 in original principal amount of Notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” in the preliminary prospectus supplement.

Accreted Principal for the Notes:	The following table sets forth the accreted principal amounts for the Notes as of the specified dates during the period from June 1, 2015 through the maturity date:

Date	Accreted Principal Amount
June 1, 2015	$1,000.00
December 1, 2015	$1,016.88
June 1, 2016	$1,034.03
December 1, 2016	$1,051.48
June 1, 2017	$1,069.23
December 1, 2017	$1,087.27
June 1, 2018	$1,105.62
December 1, 2018	$1,124.28
June 1, 2019	$1,143.25
December 1, 2019	$1,162.54
June 1, 2020	$1,182.16
December 1, 2020	$1,202.11
June 1, 2021	$1,222.39
December 1, 2021	$1,243.02
June 1, 2022	$1,264.00
December 1, 2022	$1,285.33
June 1, 2023	$1,307.02
December 1, 2023	$1,329.07
June 1, 2024	$1,351.50
December 1, 2024	$1,374.31
June 1, 2025	$1,397.50
December 1, 2025	$1,421.08
June 1, 2026	$1,445.06
December 1, 2026	$1,469.45
June 1, 2027	$1,494.24
December 1, 2027	$1,519.46
June 1, 2028	$1,545.10
December 1, 2028	$1,571.17
June 1, 2029	$1,597.69
December 1, 2029	$1,624.65
June 1, 2030	$1,652.06
December 1, 2030	$1,679.94
June 1, 2031	$1,708.29
December 1, 2031	$1,737.12
June 1, 2032	$1,766.43
December 1, 2032	$1,796.24
June 1, 2033	$1,826.55
December 1, 2033	$1,857.38
June 1, 2034	$1,888.72
December 1, 2034	$1,920.59

June 1, 2035	$1,953.00
December 1, 2035	$1,985.96
June 1, 2036	$2,019.47
December 1, 2036	$2,053.55
June 1, 2037	$2,088.20
December 1, 2037	$2,123.44
June 1, 2038	$2,159.28

The accreted principal amount of a note between the dates listed above will include an amount reflecting the additional principal accretion that has accrued as of such date since the immediately preceding date in the table.

The Issuer has filed a registration statement (including a prospectus dated as of May 19, 2008 and preliminary prospectus supplements dated May 19, 2008) with the Securities and Exchange Commission, or SEC, for the offerings to which this communication relates. Before you invest, you should read the relevant preliminary prospectus supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained by calling Goldman, Sachs & Co. toll-free at 866-471-2526 or by mail to Banc of America Securities LLC, Capital Markets Operations, 100 West 33rd Street, 3rd Floor, New York, NY 10001.

This communication should be read in conjunction with the preliminary prospectus supplements dated May 19, 2008 and the accompanying prospectus. The information in this communication supersedes the information in the relevant preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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